Endologix, Inc.

2 Musick

Irvine, California 92618

May 18, 2017

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Endologix, Inc.

Registration Statement on Form S-3 (File No. 333- 217602)

Acceleration Request

Requested Date:          May 22, 2017

Requested Time:         5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Endologix, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Michael Lawhead, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4277 or via email at mlawhead@sycr.com.

Sincerely,

ENDOLOGIX, INC.

/s/ Vaseem Mahboob

Vaseem Mahboob

Chief Financial Officer

cc:

Endologix, Inc.

John McDermott, Chief Executive Officer

Stradling Yocca Carlson & Rauth, P.C.

Lawrence Cohn

Michael Lawhead